UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NOVAN, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

66988N106
(CUSIP Number)

Joseph H. Moglia

c/o Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Patrick Gadson

Vinson & Elkins L.L.P.

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

(212) 237-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66988N106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,975,000 (1)
	8	SHARED VOTING POWER 204,000(2)
	9	SOLE DISPOSITIVE POWER 2,975,000 (1)
	10	SHARED DISPOSITIVE POWER 204,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,179,000(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 2,585,000 shares of Common Stock underlying common warrants, including 310,000 shares of Common Stock underlying common warrants issued in January 2018 held by Mr. Moglia, 375,000 shares of Common Stock underlying common warrants issued in January 2018 held by the Moglia Family Foundation, and 1,900,000 shares of Common Stock underlying common warrants issued in March 2020 held by Mr. Moglia.

(2)	Does not include 55,000 shares of Common Stock underlying common warrants issued in January 2018 held by family trusts.

CUSIP No. 66988N106	13D	Page 3 of 6 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Mr. Joseph H. Moglia on March 13, 2020, as amended by Amendment No. 1 filed by Mr. Moglia on March 27, 2020 (as amended, this “Statement” or “Schedule 13D”), with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Novan, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

This Amendment No. 2 amends Item 4 of the Schedule 13D to include the following after the final paragraph thereof:

On October 30, 2020, the Company filed a Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2019, reporting that, as of October 26, 2020, 141,513,791 shares of Common Stock were outstanding. This number of outstanding shares of Common Stock reflected an increase since Mr. Moglia filed Amendment No. 1, resulting in a decrease to the percent of outstanding Common Stock beneficially owned by Mr. Moglia.

Between December 4, 2020 and January 19, 2021, Mr. Moglia sold 2,035,440 shares of the Common Stock in open market transactions at various prices per share, for total proceeds of $2,054,699. The date, number of shares sold and purchase price per share for each of these transactions are set forth in Schedule A and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 2 amends Item 5 of the Schedule 13D in its entirety as set forth below:

(a)	Mr. Moglia beneficially holds in the aggregate 3,179,000 shares of Common Stock, which represents approximately 2.2% of the Company’s outstanding shares of Common Stock.

Mr. Moglia directly holds 2,210,000 shares of Common Stock. Mr. Moglia may be deemed to beneficially hold an additional 765,000 shares of Common Stock through the Moglia Family Foundation, which is a charitable foundation for which Mr. Moglia is the sole trustee, and an additional 204,000 shares of Common Stock through family trusts founded by Mr. Moglia for the benefit of his family members.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 141,513,791 shares of Common Stock reported by the Company to be outstanding as of October 26, 2020 in the Form 10-Q.

The shares of Common Stock disclosed in this Statement as beneficially held do not include shares of Common Stock issuable upon the exercise of 2,640,000 outstanding common warrants issued in January 2018 and March 2020 and held by Mr. Moglia, the Moglia Family Foundation and the family trusts, as described below, due to the beneficial ownership limitations included in the warrants.

Mr. Moglia directly holds common warrants issued in January 2018 to purchase 310,000 shares of Common Stock, the Moglia Family Foundation directly holds 375,000 common warrants issued in January 2018 to purchase shares of Common Stock, and Mr. Moglia’s family trusts hold common warrants issued in January 2018 to purchase 55,000 shares of Common Stock.

The January 2018 common warrants were issued by the Company on January 9, 2018, at a public offering price of $3.80 per share of Common Stock and accompanying warrant. The exercise price of the January 2018 common warrants is $4.66 per share, and such warrants expire four years from the date of issuance (i.e., January 9, 2022). The warrant agreement for the January 2018 common warrants limits the exercisability of the warrants if, upon exercise, the warrant holder or any of its affiliates would beneficially own more than 4.99% (or an amount up to 9.99% if the holder so elects) of the Company’s Common Stock. The January 2018 common warrants held by Mr. Moglia have the initial exercise limitation set at 4.99% of the Company’s outstanding shares of Common Stock. The foregoing description of the January 2018 common warrant is not complete and is qualified in its entirety by reference to the full text of the form of January 2018 common warrant.

CUSIP No. 66988N106	13D	Page 4 of 6 Pages

Mr. Moglia also directly holds common warrants issued in March 2020 to purchase 1,900,000 shares of Common Stock. The March 2020 common warrants were issued by the Company on March 3, 2020, and the description of such common warrants in Item 4 is incorporated herein by reference.

(b)	Mr. Moglia beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by Mr. Moglia in this Statement.

(c)	The transactions in the shares of Common Stock during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

(d)	Not applicable.

(e)	On October 30, 2020, Mr. Moglia ceased to be a beneficial owner of more than five percent of the Common Stock. Accordingly, this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for Mr. Moglia.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 4 and 5(a) above is incorporated herein by reference.

CUSIP No. 66988N106	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2021

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia

CUSIP No. 66988N106	13D	Page 6 of 6 Pages

SCHEDULE A

Transactions in shares of Common Stock During the Past Sixty (60) Days1

Shares of Common Stock Sold	Price Per Share	Date of Purchase / Sale

50,000	$0.62	12/4/2020
21,249	$0.65	12/7/2020
53,191	$0.60	12/11/2020
50,000	$0.60	12/14/2020
70,000	$0.63	12/17/2020
120,000	$0.62	12/17/2020
50,000	$0.61	12/17/2020
50,000	$0.64	12/17/2020
100,000	$0.65	12/17/2020
120,00	$0.66	12/18/2020
5,000	$0.67	12/18/2020
49,800	$0.72	12/21/2020
200	$0.73	12/21/2020
335,000	$1.00	12/30/2020
96,000	$1.50	1/19/2021
100,000	$1.55	1/19/2021
205,000	$1.52	1/19/2021
50,000	$1.51	1/19/2021
110,000	$1.53	1/19/2021

[1]	All transactions were conducted in the open market. Prices do not reflect brokerage commissions paid.